Exhibit 99.2

Financial Highlights (all results compared to the same period of prior year period unless otherwise noted)

●	Revenue was $0.6 million, which was nil for the six months ended June 30, 2022.

●	Gross margin was 10.8%, which was nil for the six months ended June 30, 2022.

●	Net loss was $84.5 million, which was $9.2 million for the six months ended June 30, 2022.

●	Inventories amounted to $51.7 million at June 30, 2023, compared to $2.1 million at December 31, 2022.

Management Commentary

The Company completed the construction of its electric vehicle assembly facility in Khalifa Economic Zones Abu Dhabi (“KEZAD”) at the end of 2022 and obtained production and sales licenses from Abu Dhabi Emirate in early 2023. Subsequently, the KEZAD plant received certifications of ISO 9001, ISO 14001, and ISO 45001. During the six months ended June 30, 2023, the Company delivered ten vehicles to one customer.

The Company has continued to systematically upgrade its production facility to expand its capacity and to train its production employees to ensure quality control. The Company has passed the Gulf Standardization Organization certification, accomplished Production License Certification of Ministry of Industry and Advanced Technology of the UAE, and attained the “Made in the Emirates” mark during the second half of 2023.

The construction of the Company’s parts and supply chain facility in Jinhua, Zhejiang, China was essentially done by the end of 2023. Factory staff have been recruited and are currently under extensive training.  The Company continues to invest significantly in R&D, particularly in developing its premium flagship Smart Passenger Vehicle, the MUSE.

As previously disclosed, NWTN entered a share subscription agreement (the “Share Subscription Agreement”) with China Evergrande New Energy Vehicle Group Limited (“CENEV”), a company listed on the Hong Kong Stock Exchange (HKEX: 0708). On September 28, 2023, CENEV announced that trading of its ordinary shares on the Hong Kong Stock Exchange was suspended. On September 29, 2023, NWTN delivered a letter to CENEV notifying thin NWTN has suspended the performance of its obligations due to significant uncertainties on the likelihood of CENEV’s being able to meet various closing conditions under the Share Subscription Agreement. On December 31, 2023, the Company delivered notice to CENEV that that the Company was exercising its right to terminate the Share Subscription Agreement because the conditions to closing had not been satisfied or waived by December 31, 2023.

Results of Operations

The following tables set forth a summary of the Company’s unaudited and unreviewed condensed consolidated results of operations for the periods presented. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended
	June 30,
	2023	2022
	(Unaudited and Unreviewed)
	(In USD in thousands)
	(Restated)
Net revenue	$583	$-
Cost of revenues	(520)	-
Gross profit	63	-
Operating expenses:
General and administrative expenses	(34,325)	(3,809)
Selling expenses	(1,224)	-
Research and development expenses	(12,818)	(4,282)
Total operating expenses	(48,367)	(8,091)
Loss from operations	(48,304)	(8,091)
Other loss, net:
Other income (expenses), net	1,142	(333)
Loss on contingency	(23,011)	-
Interest income (expenses), net	631	(814)
Financial expenses, net	(15,000)	-
Changes in fair value of derivative warrant liabilities	(2)	-
Total other loss	(36,240)	(1,147)
Loss before income tax provision	(84,544)	(9,238)
Income tax provision	-	-
Net loss	$(84,544)	$(9,238)

Net Revenue

Net revenue for the six months ended June 30, 2023 was US$0.6 million. The Company was in the development phase of its electric vehicles and did not record revenues for the six months ended June 30, 2022.

Cost of Revenues

The Company recognized cost of revenue of US$0.5 million and nil for the six months ended June 30, 2023 and 2022, respectively.

General and Administrative Expenses

The Company’s general and administrative expenses increased by approximately 801% from US$3.8 million for the six months ended June 30, 2022 to US$34.3 million for the six months ended June 30, 2023, primarily attributable to an increase of US$11.7 million in share-based compensation expense, an increase of US$6.4 million in professional expenses, an increase of US$3.4 million in payroll expenses, and an increase of US$3.2 million in directors’ and officers’ insurance expenses as a result of business expansion.

Selling Expenses

Selling expenses incurred for the six months ended June 30, 2023 were approximately US$1.2 million compared to nil for the six months ended June 30, 2022, which primarily consisted of expenses for marketing and promotional activities.

Research and Development Expenses

The Company’s research and development expenses significantly increased by approximately 199% from US$4.3 million for the six months ended June 30, 2022 to US$12.8 million for the six months ended June 30, 2023, primarily due to higher expenses related to vehicle development, as well as an increase in R&D-related payroll expenses resulted from an increase in R&D headcount during the period.

Loss from Operations

As a result of the foregoing, the Company’s loss from operations increased by approximately 497% from US$8.1 million for the six months ended June 30, 2022 to US$48.3 million for the six months ended June 30, 2023.

Other Income (Expenses), Net

The Company incurred other income, net of US$1.1 million for the six months ended June 30, 2023, which consisted primarily of a government subsidy of US$1.5 million during the six months ended June 30, 2023. The Company incurred other expenses, net of US$0.3 million for the six months ended June 30, 2022, which consisted primarily of interest accrued by the Company in arrears on the enforcement payment which is due by the Company pursuant to the judgement in respect of actions brought by the Company’s suppliers against the Company for outstanding payments.

Loss on Contingency

The Company incurred loss on contingency of US$23.0 million due to an indemnification in connection with an ongoing lawsuit during the six months ended June 30, 2023. No loss on contingency was accrued for the six months ended June 30, 2022.

Interest Income (Expenses), Net

Interest income, net was US$0.6 million for the six months ended June 30, 2023, which consisted primarily of interest earned on cash deposits in banks for the six months ended June 30, 2023. Interest expenses, net was US$0.8 million for the six months ended June 30, 2022, which consisted primarily of interest accrued by the Company in arrears on various loans.

Financial Expenses

Financial expenses were US$15.0 million for the six months ended June 30, 2023, which represented a 15% guaranteed annual return on a PIPE investment that be obligated by several shareholders of the Company.

 Net Loss

As a result of the foregoing, the Company incurred a net loss of US$84.5 million and US$9.2 million for the six months ended June 30, 2023 and 2022, respectively, representing an increase in net loss of approximately 815%.

Going Concern

As of June 30, 2023, the Group had cash and cash equivalents and restricted cash of a total of US$73.5 million. The Group’s restricted cash, which amounted to US$0.2 million as of June 30, 2023, primarily represents bank deposits due to legal disputes. The Group’s net cash flow used in operating activities for the six months ended June 30, 2023 was US$129.7 million. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group’s principal source of cash came from PIPE investors. Most of its cash resources were used to payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. The Group begins to generate revenue in 2023 and 2024, and the Group is exploring new revenue streams and diversifying products or service offerings. The Group has entered into a joint venture agreement with W Motors Automotive Group Holding Limited on January 14, 2024 to form a joint venture company engaging in a wide range of automotive related businesses. The Group’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements. The Group cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Group’s unaudited and unreviewed condensed consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

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